Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2017	2018
Earnings before fixed charges:
Add:
Income from continuing operations	$10,409	$26,366	$78,756	$88,376	$135,611	$58,044	$73,550
Fixed charges - per below	44,109	50,470	48,760	57,689	65,346	32,282	33,993
Less:
Capitalized interest	(851)	(1,328)	(2,550)	(4,563)	(5,606)	(3,151)	(2,155)

Earnings before fixed charges	53,667	75,508	124,966	141,502	195,351	87,175	105,388

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,108	48,992	46,060	52,976	59,590	29,056	31,763
Capitalized interest	851	1,328	2,550	4,563	5,606	3,151	2,155
Estimate of interest within rental expense	150	150	150	150	150	75	75

Total Fixed Charges	44,109	50,470	48,760	57,689	65,346	32,282	33,993

Income allocated to preferred shareholders	6,008	6,008	6,008	5,045	—	—	—
Total combined fixed charges and preferred distributions	50,117	56,478	54,768	62,734	65,346	32,282	33,993

Ratio of earnings to fixed charges	1.07	1.34	2.28	2.26	2.99	2.70	3.10

*  Includes amounts reported in discontinued operations